INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

July 29, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of EPH China Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley on July 7, 2009, for the EPH China Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 62 filed concurrently with this correspondence.

1.     Change the Fund’s  name to take out “Euro Pacific”.  Concerned that a shareholder may think the Fund invests in Europe and the Pacific.

RESPONSE: Name changed to EPH China Fund.

2.     Page 1, under Principal Investment Strategies.  Rather than use securities “located in” China, change to “economically tied to” China.  Then, define “economically tied to”.
RESPONSE: Change updated in Registration Statement.

3.     Page 1, under Principal Investment Strategies.  Define or explain “Special Administrative regions (SAR) and “other districts”.

RESPONSE: Change updated in Registration Statement.

4.     Page B-7, it is disclosed that the Fund may invest in other investment companies.  Confirm if the amount will require disclosure in the fee table of the Prospectus.

RESPONSE:     Although the Fund is permitted to invest in investment companies, it does not intend to invest an amount that would cause a significant amount of acquired fund fees (i.e. less than 1 bp).  The Fund will monitor and if the acquired fund fees become greater than 1bp, disclosure will be made in its Prospectus.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360